Filed by Falcon’s Beyond Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Fast Acquisition Corp. II

Commission File No.: 001-40214

Date: October 12, 2022

Falcon’s Beyond Announces Details of the Caribbean’s First World-Class Theme Park, Katmandu Park | Punta Cana

New theme park to feature immersive entertainment and innovative rides and attractions based on the popular characters of the company’s original Katmandu franchise

Orlando, FL (October 12, 2022) — Falcon’s Beyond Global, LLC (“Falcon’s Beyond,” “Falcon’s,” or the “Company”), a leading fully integrated global entertainment development company specializing in intellectual property (IP) creation and expansion, announced today details of its forthcoming world-class theme park, Katmandu Park | Punta Cana. Expected to open early 2023 in the Dominican Republic, Katmandu Park, conceived and built by Falcon’s, will feature cutting-edge rides and attractions that immerse guests in the company’s original, proprietary franchise, The Hidden Realms of Katmandu.

Katmandu Park | Punta Cana will be brought to life through immersive storytelling experiences, including four marquee attractions and the use of several proprietary technologies. As part of one overarching, episodic Katmandu storyline, these major rides stand alone while living within the universe of the Katmandu franchise. Falcon’s Beyond carefully matched the attraction systems to the chapters in the Katmandu storyline in a way that best immerses guests in the unfolding adventure, while allowing them to enjoy each as an independent experience.

“Katmandu Park | Punta Cana will deliver an unprecedented theme park experience based on the popular characters of our very own Katmandu fantastical universe,” said Cecil D. Magpuri, CEO of Falcon’s Beyond. “Through innovative rides and attractions that deliver unmatched and immersive storytelling, guests will truly lose themselves in the Hidden Realms of Katmandu. Combined with other day and night entertainment, dining and shopping, Katmandu Park will offer an extraordinary experience for families and theme park lovers in the premier resort location of Punta Cana.”

Katmandu Park | Punta Cana’s signature attractions will include:

●	Voyage of the Fathom Wanderer: The park will feature its first-ever Suspended Theater attraction, where guests will join Kilgore Goode on an underwater mission to protect the Hidden Realm of Azurlan from a sea monster. For this attraction, guests enter and begin the experience in what appears to be a standard widescreen theater experience. But, unlike experiences that may exist in other parks around the world, there is a key element of surprise: guests are swiftly but elegantly lifted through the air and placed in front of another giant, compound curved screen, ushering them inside the story. Riders will soar through epic adventures, as this unparalleled attraction delivers the unique sensation of flight in a whole new way.

●	Challenge of the Mad Mage: The ON!X Theater attraction will reimagine the traditional 4D interactive theater with an impressive array of features seamlessly blended with advanced technology. Here, an Explorer Mage named Alvis challenges guests to a blaster duel through the Hidden Realms. A fully interactive real-time system gives every player the agency to direct the outcome of the action and even affect the narrative that unfolds before them on the massive, cinema-style screen, warranting repeatability to further discover new realms and interactions. A unique targeting system provides accurate and persistent positional tracking that not only detects where players aim, but where and how they move their blasters. Simultaneously, electric motion seats provide guests with multi-sensory feedback in the form of poking, tickling, vibration, wind, air blast, water mist, scent, localized speakers in headrests, and more.

●	Legend of the Desirata: A highly sophisticated attraction typically found only at the world’s biggest theme parks, the 4D Dark Ride attraction will be an immersive experience that tells the Katmandu origin story and empowers guests to feel the thrill of adventure through movement. Seamlessly blending scenic elements and media, erasing the lines between reality and imagination, guests follow inventor and explorer Kilgore Goode into the Himalayas in a dynamically moving vehicle to experience his journey into the Hidden Realms as he discovers the mysterious Desirata. The attraction features multiple integrated projection screens, delivering high-framerate and high-fidelity stereoscopic 3D media content, immersive audio, lighting effects, wind effects and stunning scenic elements throughout the guest journey. The action in the rider’s surroundings and on the screens is choreographed with the vehicle’s movement, making it feel as if the rider is truly immersed in the story alongside the characters.

•	EtherQuest: This interactive walk-through attraction will make its global debut at Katmandu Park | Punta Cana. The attraction combines proprietary technologies, elaborate scenic elements, immersive projection and an interactive gameplay journey to reimagine a traditional walk-through experience. Several of the rooms feature projection on all four walls to transport guests from the halls of “Jadu” (the house of Katmandu) into the Hidden Realms to defeat powerful Explorer Mages with various interactive props, find an invaluable EtherMetal ember and get back home. To give guests the chance to explore, play and influence their experience, this attraction uses an action-packed interactive walk-through system, where guests are really the main characters of their own adventure.

Additional attractions at Katmandu | Park Punta Cana will include Expedition Golf, a 36-hole mini golf course charting over mountains and inside caves, High Point Adventure, an outdoor ropes course experience, and The Quadagon, featuring four unique indoor climbing courses for both adults and kids. The centerpiece of the park’s plaza will be the Wheel of Infinite Wonder, a Katmandu-themed carousel with custom figures inspired by creatures and characters from the Hidden Realms. The park will offer several themed food and beverage venues, carnival-style games, retail shops and an arcade.

Each guest of Katmandu Park | Punta Cana will receive a smart wristband that carries their attraction passes, enables cashless payments and grants them their own unique and virtual identity with BeyondME™, a new free-to-use fan loyalty and online game platform for all ages. Through it, guests will be able to customize their own BeyondME persona, personalize their avatar, gain and spend experience points as virtual currency, called XP, and level up their status for additional benefits. In addition to the real-life experiences inside the park, BeyondME will connect to various digital experiences, such as mobile games, Roblox and online shopping, to further earn and redeem XP.

The theme park industry has long been dominated by traditional “mega park” experiences – attractions scattered across a massive footprint. With Katmandu Park, Falcon’s will offer a revolutionary alternative through a “Big Experience/Small Footprint” theme park concept, offering world-class experiences in a smaller landscape. Katmandu Parks will be connected to premier resort destinations, providing consumers a unique “resortainment” hospitality experience that seamlessly blends extraordinary entertainment experiences with premium resort amenities. The first of these new resorts, Falcon’s Resort by Meliá | All Suites Punta Cana, will debut in December 2022 and is located just steps away from the park.

Following Punta Cana, Falcon’s is expected to open Katmandu Parks in locations across the globe, including: Tenerife, Canary Islands, scheduled to open in 2024; Playa Del Carmen, Mexico, scheduled to open in 2025; and Puerto Vallarta, Mexico, with an opening date to be announced.

The Punta Cana park expands upon the original Katmandu Park that opened in Mallorca, Spain in 2012 to complement the beach holiday experience and has since introduced millions of guests to Katmandu’s whimsical universe. The Punta Cana location evolves the original concept with proprietary attraction technologies and immersive story concepts and is the latest step in Falcon’s mission to activate the Katmandu franchise across all forms of entertainment, including entertainment content, consumer products, and of course, themed location-based entertainment destinations.

The unveiling of Katmandu Park | Punta Cana follows other recent transformative news from Falcon’s Beyond. On July 12, Falcon’s Beyond announced plans to become a publicly listed company on Nasdaq through a definitive merger agreement with FAST Acquisition Corp. II (“FAST II”) (NYSE: FZT), a special purpose acquisition company founded by Doug Jacob and headed by Sandy Beall. Upon the closing of the transaction, the new combined company will be named “Falcon’s Beyond Global, Inc.” and is expected to be listed on Nasdaq under the ticker symbol “FBYD.” More information about the transaction can be found in the Investor Relations section of Falcon’s website.

About Falcon’s Beyond

Headquartered in Orlando, Florida, Falcon's Beyond is a fully integrated, top-tier experiential entertainment development enterprise focusing on a 360° IP Expander model. The Company brings its own proprietary and partner IPs to global markets through owned and operated theme parks, resorts, attractions, patented technologies, feature films, episodic series, consumer products, licensing, and beyond. The Company has won numerous design awards and provided design services in 27 countries around the world, turning imagined worlds into reality.

Additional Information

This communication relates to the proposed business combination between FAST II and Falcon’s Beyond. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Falcon’s Beyond intends to file a Registration Statement on Form S-4 with the SEC, which will include a document that serves as a joint prospectus of Falcon’s Beyond and proxy statement of FAST II, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FAST II shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. FAST II and Falcon’s Beyond will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF FAST II ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FAST II or Falcon’s Beyond through the website maintained by the SEC at www.sec.gov. The documents filed by FAST II with the SEC also may be obtained free of charge upon written request to 109 Old Branchville Road Ridgefield, CT 06877. The documents filed by Falcon’s Beyond with the SEC may also be obtained free of charge upon written request to 6996 Piazza Grande Avenue, Suite 301, Orlando, FL 32835.

Participants in the Solicitations

FAST II, Falcon’s Beyond and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FAST II’s shareholders in connection with the proposed business combination. You can find information about FAST II’s directors and executive officers and their interest in FAST II can be found in FAST II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022. A list of the names of the directors, executive officers, other members of management and employees of FAST II and Falcon’s Beyond, as well as information regarding their interests in the business combination, will be contained in the Registration Statement on Form S-4 to be filed with the SEC by Falcon’s Beyond. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Falcon’s Beyond’s and FAST II’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Falcon’s Beyond’s and FAST II’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Falcon’s Beyond or FAST II to predict these events or how they may affect Falcon’s Beyond or FAST II. Except as required by law, neither Falcon’s Beyond nor FAST II has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Falcon’s expectations about the openings of new Falcon’s destinations and the details of the attractions at Katmandu Park | Punta Cana, as well as FAST II’s and Falcon’s Beyond’s expectations with respect to the closing of the business combination and the listing of the combined company on Nasdaq. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results, including factors that are outside of FAST II’s and Falcon’s Beyond’s control and that are difficult to predict. Factors that may cause such differences include, but are not limited to construction delays, the ability to procure necessary permits or authorizations, or acts of nature that impede progress for any openings, as well as: (1) changes in domestic and foreign business, market, financial, political, and legal conditions in general and in the entertainment industry in particular; (2) the outcome of any legal proceedings that may be instituted against FAST II, Falcon’s Beyond or any of its subsidiaries following the announcement of the Merger Agreement and the transactions contemplated therein, (3) the inability of the parties to successfully or timely consummate the business combination or the other transactions contemplated by the Merger Agreement, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of the proxy statement/prospectus relating to the transaction are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Falcon’s Beyond or the expected benefits of the transactions contemplated by the Merger Agreement or that the approval of the requisite equity holders of Falcon’s Beyond is not obtained; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (5) volatility in the price of FAST II’s or Falcon’s Beyond’s securities, (6) the risk that the business combination or the other transactions contemplated by the Merger Agreement disrupt current plans and operations as a result of the announcement and consummation thereof, (7) the enforceability of Falcon’s Beyond’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (8) any failure to realize the anticipated benefits of the business combination or the other transactions contemplated by the Merger Agreement; (9) risks relating to the uncertainty of the projected financial information with respect to Falcon’s Beyond; (10) risks related to the rollout of Falcon’s Beyond business and the timing of expected business milestones; (11) the effects of competition on Falcon’s Beyond business; (12) the risk that the business combination or the other transactions contemplated by the Merger Agreement may not be completed by FAST II’s deadline and the potential failure to obtain an extension of its business combination deadline if sought by FAST II, (13) the amount of redemption requests made by stockholders of FAST II; (14) the ability of FAST II or Falcon’s Beyond to issue equity or equity-linked securities or obtain debt financing in connection with the business combination or the other transactions contemplated by the Merger Agreement or in the future; (15) and those factors discussed in FAST II’s final prospectus dated March 15, 2021 under the heading “Risk Factors,” and other documents FAST II has filed, or will file, with the SEC.

Contacts:

Media:

DKC Public Relations

Falcons@dkcnews.com

Investor Relations:

Brett Milotte, ICR

FalconsBeyondIR@icrinc.com

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